02017969

PE 01/31/02

PROCESSED MAR 11 2002 THOMSON FINANCIAL

RECEIVED MAR 01 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

For the month of January, 2002

Indo-Pacific Energy Ltd.

(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 February 2002

Indo-Pacific Energy Ltd.
(Registrant)

(Signature)

Jeanette Watson
(Name)
Company Secretary
(Title)

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

[redacted] **2002-01-31, 15:20:43, EST**

Insider: Trans-Orlent Pe

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		808145	2002-01-29	10 - Acquisition or disposition in the public market	-9500	798645

2002-01-31, 15:58:49, EST

Insider: Trans-Orient Pe **Issuer:** Indo-Pacific En **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		798645	2002-01-29	10 - Acquisition or disposition in the public market	-2200	796445

[redacted] 2002-01-31, 16:30:10, EST

Insider: Trans-Orient Pe **Issuer:** Indo-Pacific En **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		796445	2002-01-30	10 - Acquisition or disposition in the public market	-2000	794445

[redacted] 2002-01-31, 17:03:27, EST

Insider: Trans-Orient Pe **Issuer:** Indo-Pacific En **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		794445	2002-01-31	10 - Acquisition or disposition in the public market	-2000	792445
Common Shares		792445	2002-01-31	10 - Acquisition or disposition in the public market	-2000	790445
Common Shares		790445	2002-01-31	10 - Acquisition or disposition in the public market	-1000	789445